UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Lexar Media, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    52886P104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Schedule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  Icahn Partners Master Fund LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)    / /
                                                  (b)   / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           2,726,705

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           2,726,705

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,726,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.34%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

         NAME OF REPORTING PERSON
                  Icahn Offshore LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)    /  /
                                                       (b)   /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,726,705

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,726,705

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,726,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.34%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  CCI Offshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  / /
                                                                (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,726,705

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,726,705

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,726,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.34%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  Icahn Partners LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  / /
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           2,214,035

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           2,214,035

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,214,035

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.71%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  Icahn Onshore LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  / /
                                                                (b) / /


3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,214,035

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,214,035

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,214,035

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.71%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  CCI Onshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  / /
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,214,035

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,214,035

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,214,035

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.71%

14       TYPE OF REPORTING PERSON*
                  CO

                                                    SCHEDULE 13D

CUSIP No. 52886P104

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  / /
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           4,940,740

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           4,940,740


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,940,740


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.06%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Shares, $0.0001 par value, (the "Shares"), of Lexar Media, Inc. a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 47300 Bayside Parkway, Fremont, California 94538.

Item 2.  Identity and Background

         The persons filing this statement are Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation ("CCI Onshore"), and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

         CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore, are set forth in Schedule A attached hereto.

         None of the Registrants nor any manager or executive officer of Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of March 17, 2006, the aggregate purchase price of the 4,940,740 Shares purchased by Icahn Master and Icahn Partners, collectively, was $35,887,305.67 (including commissions). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers.


Item 4.  Purpose of Transaction

On March 8, 2006, Issuer entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Micron Technology, Inc. ("Micron") and a wholly-owned subsidiary of Micron.

Registrants are studying whether the merger consideration proposed to be paid to Issuer's stockholders pursuant to the Merger Agreement represents the full value of the Issuer. In making its determinations of the relative value of the Issuer and the merger consideration, Registrants have and may continue to discuss these matters with other stockholders.

Depending on the results of this analysis, Registrants may continue to contact other stockholders to discuss common interests with respect to the Shares and may determine to attempt to convince other stockholders to oppose the merger. Registrants are also concerned with whether the process leading up to Issuer's entering into the Merger Agreement permitted Issuer to obtain full value for its assets.

Registrants may, from time to time, seek to contact or meet with management of the Issuer to discuss the merger and Issuer's business and operations generally.

Registrants reserve the right to acquire additional Shares, at any time and from time to time, in the open market, in private transactions or otherwise, and to dispose of Shares, at any time and from time to time, in the open market, in private transactions or otherwise.


Item 5.  Interest in Securities of the Issuer

         (a) As of March 17, 2006, Registrants may be deemed to beneficially own, in the aggregate, 4,940,740 Shares, representing approximately 6.06% of the Issuer's outstanding Shares (based upon the 81,594,594 Shares stated to be outstanding as of March 2, 2006 by the Issuer in the Issuer's 10-K filed with the Securities and Exchange Commission on March 17, 2006).

         (b) Icahn Master has sole voting power and sole dispositive power with regard to 2,726,705 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,214,035 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

         Each of Icahn Offshore, CCI Offshore and Carl C. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes.


         (c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, and the table includes commissions paid in per share prices.


----------------- ------------- ---------------------------- -------------------
                                No. of Shares                Price
Name              Date          Purchased                    Per Share

Icahn Master      3/08/06       1,033,262                    8.56
Icahn Master      3/15/06       391,419                      8.79
Icahn Partners    3/08/06       779,478                      8.56
Icahn Partners    3/15/06       295,281                      8.79
----------------- ------------- ---------------------------- ------------------



Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants

                                            SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2006


/s/ Carl C. Icahn
------------------------------------
CARL C. ICAHN

ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

               [Signature Page of Schedule 13D - Lexar Media Inc.]

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Lexar Media, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17th day of March 2006.


/s/ Carl C. Icahn
---------------------------
CARL C. ICAHN


ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

   [Signature Page of Joint Filing Agreement to Schedule 13D - Lexar Media Inc.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

         Name, Business Address and Principal Occupation of Each Executive Officer and Director of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore.


         The following sets forth the name, position, and principal occupation of each director and executive officer of each of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

ICAHN PARTNERS MASTER FUND LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN OFFSHORE LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI OFFSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes


ICAHN PARTNERS LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN ONHORE LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI ONSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes